# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bristow Group Inc., CIK 0001525221
CUSIP: 11040G103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3151 BRIARPARK DRIVE, SUITE 700, HOUSTON, Texas (TX), 77042
Date of event which requires filing of this statement: 06/12/2025
Amends the filing with accession number 0001140361-20-014444
Filed by CIK 0001407737
Persons authorized to receive notices and communications: Christopher Pucillo, Solus Alternative Asset Management LP, 25 Maple Street, 2nd Floor, Summit, New Jersey (NJ), 07901, 212-284-4300; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Solus Alternative Asset Management LP (CIK 0001407737): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,076,796; sole dispositive power 0; shared dispositive power 3,076,796; aggregate amount beneficially owned 3,076,796 (10.69% of the class)
- Solus GP LLC (CIK 0001465912): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,076,796; sole dispositive power 0; shared dispositive power 3,076,796; aggregate amount beneficially owned 3,076,796 (10.69% of the class)
- Christopher Pucillo (CIK 0001465911): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 3,076,796; sole dispositive power 0; shared dispositive power 3,076,796; aggregate amount beneficially owned 3,076,796 (10.69% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Bristow Group Inc.
Address of issuer's principal executive offices: 3151 BRIARPARK DRIVE, SUITE 700, HOUSTON, Texas (TX), 77042
Comment: This Amendment No. 6 ("Amendment No. 6") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 22, 2020 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of Bristow Group Inc., a Delaware corporation (the "Issuer"). This Amendment No. 6 amends and restates Items 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Reporting Persons. The percentage reported in this Schedule 13D is calculated based upon 28,775,000 shares of Common Stock outstanding as of May 2, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025,filed with the SEC on May 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock within the past sixty (60) days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

## Signatures
- Solus Alternative Asset Management LP: /s/ Christopher Pucillo, Christopher Pucillo, Managing Member of GP, General Partner of Solus (06/16/2025)
- Solus GP LLC: /s/ Christopher Pucillo, Christopher Pucillo, Managing Member of GP (06/16/2025)
- Christopher Pucillo: /s/ Christopher Pucillo, Christopher Pucillo, Individually (06/16/2025)